DOLPHIN PRODUCTIONS, INC.
                             2068 Haun Avenue
                        Salt Lake City, Utah 84121



                             February 6, 2006


David R. Humphrey
Accounting Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549-3561



          Re:  Dolphin Productions, Inc.
          Form 10-KSB for year ended September 30, 2005
          File No. 0-50164


Dear Mr. Humphrey:


     This letter is submitted by Dolphin Productions, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Form 10-KSB. We appreciate the careful review and the useful comments provided by the staff.
     The following sets forth the SEC staff's comments as reflected in your letter dated January 19, 2006, and our corresponding responses to those comments that require responses. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company are shown in indented text.

Item 6. Managements' Discussion and Analysis of Plan of Operations.

1. We note that you have not yet generated any revenues from the internet marketing of recorded music, and that the independent auditor's report contains a modification concerning your ability to continue as a going concern. Accordingly, please expand your disclosure to discuss your specific plans for obtaining additional funds, as well as the consequences should you be unable to raise sufficient funds to pursue your business plan. Include a discussion of how long you can continue to satisfy your cash requirements before additional funding will be necessary. See Item 303 (a)(1)(i) of Regulation S-B. As appropriate, please make a similar revision to the information provided in the "Liquidity and Capital Resources" section and expand the disclosure in the footnotes to your financial statements.

Following the outline suggested by Reg. 228.303 (Item 303), the Company proposes to revise Item 6 to read as follows.

          ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN
          OF OPERATION

          Liquidity and Capital resources

               Total assets of the Company at September 30,
          2005, were $10,683 consisting entirely of cash. As of September 30, 2004, the Company had a cash balance of $21,002 for a net decrease in cash of $10,319 during
          the year.    At September 30, 2005, the Company had
          available unused operating loss carryforwards of approximately $45,200 which may be applied against future taxable income and which expire in 2025. (See the Financial Statements and the Notes thereto).
               Liabilities of the Company as of September 30, 2005, totaled $159. See Balance Sheet.
               In each of the last two fiscal years, the Company has had no revenues from the internet sale of recorded music, its principal business operation.

          (a) Plan of operation.

               During the next twelve months, the Company plans to continue efforts to expand its principal business of marketing recorded music through the internet while also exploring alternatives to the Company's principal business. The focus of the Company will be to maximize the Company's value for its stockholders.
               In that regard, the Company has determined that it can satisfy its cash requirements through June 30, 2006. In order to continue operations thereafter, the Company will have to raise additional capital. The Company has identified the following possible sources of capital: (1) operations; (2) loans; (3) additional sales of its common stock; (4) the possible acquisition of operating assets or technology by the issuance of additional shares of its common stock; (5) the acquisition of inventory through the issuance of additional shares of its common stock; or (6) through the possible acquisition of other companies by the issuance of additional shares of its common stock.
          The Company has no assurance that it will be able to raise additional capital.
               During the next twelve months, the Company plans to continue its efforts to acquire internet marketing technology and music inventory.
               The Company has no specific plans to purchase or acquire significant equipment or technology, nor does it have commitments to acquire marketing rights to any additional recorded music.
               The Company currently has no employees. Its work is done on a contract basis through officers and directors of the Company. The Company has no plans to hire employees.

          (b) Off-Balance Sheet Arrangements

               The Company is not a party to any off-balance sheet arrangements.

In addition, and in connection with the Company's quarterly Form 10-QSB for the period ended December 31, 2005, the Company has revised Note 4 of Unaudited Condensed Financial Statements to include the following language regarding liquidity and capital resources:

          In this regard, management is proposing to raise any necessary additional funds through one or more of the following means: (1) operations; (2) loans; (3) additional sales of its common stock; (4) the possible acquisition of operating assets or technology by the issuance of additional shares of its common stock; (5) the acquisition of inventory through the issuance of additional shares of its common stock; or (6) through the possible acquisition of other companies by the issuance of additional shares of its common stock.
               There is no assurance that the Company will be successful in raising additional capital or in achieving profitable operations. If no additional capital is raised, management estimates that the Company has sufficient cash to sustain its operations through June 30, 2006. In the event that the Company is not able to raise additional capital or to achieve profitable operations, the Company may elect to discontinue operations and to dissolve the corporation. In that event, shareholders and creditors may be unable to recover any sum from the corporation.

Item 8A: Controls and Procedures.

2. We refer you to the statement that the principal executive officer and principal financial officer have concluded that "nothing indicated" any deficiencies in the design or operations of the internal controls, fraud, or material weaknesses in internal controls. This disclosure should be revised to state whether your disclosure controls and procedures were effective or ineffective.

Upon review of 228.307 and 308 of Regulation S-B, the Company has revised the third paragraph of Item 8A to read as follows:

          Based on their evaluation of disclosure controls and procedures as of the Evaluation Date, the principal executive officer and the principal financial officer have concluded that internal control over financial reporting is effective.


Item 13.  Exhibits and Reports.

3. Item 13 of your Form 10-KSB should list all of the exhibits, such as your articles of incorporation, bylaws and material contracts, that are filed (or incorporated by reference) as a part of your report. See Item 601 of Regulation S-B.

     Under Item 13 of Form 10-KSB, the Company has revised subparagraph
(a)(3) to read as follows:

          (a)(2)FINANCIAL STATEMENT SCHEDULES. The following financial statement schedules are included as part of this report:

               See Notes to Financial Statements.

          (a)(3)EXHIBITS. The following exhibits are filed as part of this report:


           1.    Schedules contained within Financial Statements;
           2. Articles of Incorporation of Dolphin Productions, Inc., attached as Exhibit 3 to Form 10-SB, filed May 2, 2003, and incorporated herein by reference; and
           3. Bylaws of Dolphin Productions, Inc., attached as Exhibit 3 to Form 10-SB, filed May 2, 2003, and incorporated herein by reference.


Financial Statements
Statements of Operations, page 3

4. Please note that net loss per share is not a cumulative measure. Therefore, please revise to remove the amount here, as well as the information in Note 7 on page 9, for the period from inception on June 26, 1998, through September 30, 2005.

The Company has revised the Statement of Operations to omit the calculation of cumulative earnings per share. The Company has also omitted the calculation of cumulative earnings per share from the Form 10-QSB for the period ended December 31, 2006, and will omit the calculations from future filings.


Note 1 - Summary of Significant Accounting Policies, page 6

5. Reference is made to the "Organization" section, including the description of your business. It would appear that the description relates to the company's original line of business of providing musical and other performance services for concerts. However, Item 1 of the document appears to indicate that you are no longer pursuing this line of business and are instead focusing your efforts on the internet marketing of music. Accordingly, please revise this disclosure to include a description of your current business efforts, including your plans for emerging from the development state to full operations.

The Company has revised the "Organization" Section of Note 1 to read as follows:

          Organization - Dolphin Productions, Inc. ("the Company") was organized under the laws of the State of Nevada on June 26, 1998. The Company formerly presented concerts before live audiences, but now markets recorded music over the Internet as its sole business. The Company has not yet generated any revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7.
          The Company may lack the financial resources to emerge from the development stage to full operations. See also Note 5. The Company, at the present time, has not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

In its Form 10-QSB for the period ended December 31, 2005, the Company incorporated the same revised version of Note 1.


6. With respect to your sales of compact discs, tell us whether the customer has any right of return and, if so, tell us how you considered the guidance set forth in SFAS 48.

Under Statement of Financial Accounting Standard 48, Revenue Recognition When Right of Return Exists, a supplier selling tangible goods must frequently make an estimate of product returns. The Company's sales are final and carry no right of return. Consequently, the Company believes that an estimate of product returns is not appropriate under SFAS
48. However, the Company has revised Note 1, Revenue Recognition, to include the following statement:

          All of the Company's sales of compact discs are final and do not allow for product return. Consequently, the Company has made no provision for the return of merchandise sold.


Note 5 - Going Concern, page 8

7. You indicate that you intend to raise funds in the future through loans or the additional sales of common stock. However, it is not evident how these funds will be utilized to pursue your business plan.
     In this regard, please expand your disclosure to state how the funds would be used to initiate and further your operations, and your plans for eliminating the doubt about your ability to continue as a going concern.

     The Company has revised Note 5 to read as follows:

               The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America which contemplate continuation of the Company as a going concern. However, the Company has not yet been successful in establishing profitable operations and has incurred significant losses in recent years.
          These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds through one or more of the following means: (1) operations; (2) loans; (3) additional sales of its common stock; (4) the possible acquisition of operating assets or technology by the issuance of additional shares of its common stock; (5) the acquisition of inventory through the issuance of additional shares of its common stock; or
          (6) through the possible acquisition of other companies by the issuance of additional shares of its common stock.
               There is no assurance that the Company will be successful in raising additional capital or in achieving profitable operations. If no additional capital is raised, the management estimates that the Company has sufficient cash to sustain its operations through June 30, 2006. In the event that the Company is not able to raise additional capital or to achieve profitable operations, the Company may elect to discontinue operations and to dissolve the corporation. In that event, shareholders and creditors may be unable to recover any sum from the corporation.


Note 6 - Contracts, page 9

8. Please revise to state the amount and form of consideration paid in connection with the two contracts with musicians. Also, describe the financial arrangements under these contracts, including any guaranteed payments or other contractual obligations.

The Company has revised Note 6 - Contracts to read as follows:

          NOTE 6 - CONTRACTS

               During the year ended September 30, 2005, the Company entered into two contracts with musicians for the non-exclusive, worldwide license to publish the artists' music. The contracts are cancellable by either party by written notice. The loss of either of these contracts could adversely affect the Company's business and financial condition.
               The Company is entitled to retain all revenues from the internet sale of the recorded music described within the Contracts. As consideration for the artists' inclusion in the Company's web site, each artist provided to the Company ten compact discs. Neither party is obligated to make any minimum guaranteed payments under the Contracts.


In connection with this response to your comments, I have been authorized by the board of directors of Dolphin Productions, Inc., to acknowledge, in behalf of the company as follows:

     a. The Company is responsible for the adequacy and accuracy of the disclosures contained within the referenced Form 10-KSB;

     b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We have found this process useful in evaluating the quality of our disclosures. Thank you for your courtesy during the preparation of our response. You may contact me at (801) 450-0716 if you have additional concerns or questions.

                                   Sincerely,


                                   Richard H. Casper
                                   Chairman and CEO

cc:  Kristin Shifflett
     Richard Siler, CPA
     Scott Summerhays
     Pamela Lindquist
     Kristy Chambers, CPA